April 21, 2023

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    MassMutual Ascend Life Insurance Company

Registration Statement on Form S-1

File No. 333-269562

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for the Index Achiever Advisory and Index Achiever (the “Contracts”). The Company is filing a pre-effective amendment filed pursuant to Rule 472 under the Securities Act (“Pre-Effective Amendment No. 1”), as requested.

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone on March 28, 2023 and April 6, 2023, on April 6, 2023 and April 13, 2023 in connection with comments on Index Summit 6 Pro, and in connection with comments provided on the registration statement for the Company’s Index Frontier 7 Pro contracts on April 13, 2013. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

COMMENTS RECEIVED MARCH 24, 2023:

General

1.

Please confirm that figures and date references will be updated as necessary and all missing information, including all information about the Company and all financial statements and remaining exhibits, will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

RESPONSE: The Company so confirms.

2.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. As applicable, please make corresponding changes throughout.

Commissioners

April 21, 2023

RESPONSE: The Company has made conforming changes as requested.

3.

Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contracts.

RESPONSE: The Company confirms that the Company will be solely responsible for any benefits or features associated with the Contracts. From time to time, the Company may choose to reinsure some of the Company’s obligations under the Contract through a reinsurance agreement, while retaining primary liability for all benefits under the Contract.

Cover Page

4.	[INTENTIONALLY LEFT BLANK]

5.

The cover page disclosure is currently three pages long. Please revise to shorten the disclosure to approximately one page. In shortening the cover page, please refer to Comment 6.e. below. We remind you that the revised cover page must continue to be compliant with the requirements of Regulation S-K, Item 501(b).

RESPONSE: The Company has revised to shorten the cover page disclosure.

6.	Please address the following comments to the Indexed Strategies subsection:

a.	Revise the second sentence to address more generally whether the performance of the indices or ETFs reflect the reinvestment of dividends;

RESPONSE: The Company has made the requested revision.

b.

At the end of the second paragraph, disclose that each currently offered Indexed Strategy has a term of one year or six years, and very briefly explain what is meant by the terms “Cap,” “Upside Participation Rate”, “Buffer,” “Downside Participation Rate”, and “Floor;”

RESPONSE: The Company has made the requested revisions.

c.

At the end of the third paragraph, disclose that if the Owner chooses to surrender the Contract, because of changes in the number and/or type of available Indexed Strategies, they may be subject to withdrawal charges, a Daily Value Percentage adjustment, taxes, and tax penalties. If the Owner purchases another retirement contract, it may have different features, fees, and risks than this Contract. Please also add this disclosure at the end of Risk Factors—Loss of Principal Related to Indexed Strategies;

Commissioners

April 21, 2023

RESPONSE: The Company has made the requested revisions.

d.

In an appropriate location in this subsection, disclose that at the end of a Term for a Buffer Strategy the Owner could lose up to 90% of their original principal and prior earnings, at the end of a Term for a Downside Participation Rate Strategy the Owner could lose up to 50% of their original principal and prior earnings, and at the end of a Term for a Floor Strategy the Owner could lose up to 10% of their original principal and prior earnings. Also disclose that if the Owner takes a withdrawal or Surrenders the Contract before the end of the Term the losses may exceed the Floor or Downside Participation Rate and may not receive the benefit of the 10% Buffer, and, that in extreme cases the loss for an Indexed Strategy could be 100%, meaning that the Owner would suffer a complete loss of their principal and any prior earnings; and

RESPONSE: The Company has made the requested revisions.

e.

To shorten the cover page, remove the more detailed disclosure on determination of Indexed Strategy values, the Performance Lock election, and the operation of the Cap, Upside Participation Rate, Buffer, Downside Participation Rate and Floor. To the extent not covered in the Summary section, please move the disclosure to that section.

RESPONSE: The Company has made the requested revisions.

7.	Please make more prominent the text that follows “Risk Factors for this Contract appear on pages [ ] and pages [ ].”

RESPONSE: The Company has made the requested revisions.

8.	[INTENTIONALLY LEFT BLANK]

9.

The definition of “Cap” states “[f]or a given [emphasis added] Term, we may set a different Cap for amounts attributable to Purchase Payments received on different dates.” Please explain in the disclosure how a Term of an Indexed Strategy could have more than one Cap. In this regard, we note that disclosure in Indexed Strategies—Term states that multiple purchase payments may have different Terms (which we understand may have different Caps) but does not address different Caps for the same Term.

RESPONSE: The Company has removed the sentence in question.

10.	[INTENTIONALLY LEFT BLANK]

11.	[INTENTIONALLY LEFT BLANK]

12.

The definition of “Index” states that “[t]he Index at the start of a Term is its level or price at the last Market Close on or before the first day of that Term.” The definition of “Term” states that “[e]ach Term will start and end on a Strategy Application Date. A new Term will start on the date that the preceding Term ends.” Please delete “or before” in the definition of “Index” or supplementally explain why it would not be appropriate to do so.

Commissioners

April 21, 2023

RESPONSE: The Company notes that Strategy Application Dates occur only on the 6th and 20th days of each month. The use of the phrase “or before” applies to situations when markets are not open for trading on the 6th or the 20th.

If the 5th day of the month was a Market Day but the 6th day of the month was not, the Index level or price used on the first day of the Term starting on the 6th will be the Index level or price at the Market Close on the 5th. In that case, the Index level or price at the last Market Close before the first day of the Term is used, not the Index level or price on the first day of the Term.

13.

In the second sentence of the definition of “Performance Lock” and under Summary— Performance Lock, please revise “is based on the Daily Value Percentage” with “is equal to the Investment Base increased or decreased by the Daily Value Percentage.” Under Summary—Performance Lock, please also delete the reference to “and Trading Cost” after “Daily Value Percentage” in the same sentence.

RESPONSE: The Company has revised that section to remove the phrase “is based on the Daily Value Percentage”, and provided additional clarifying disclosures.

14.	Please add to the definition of “Strategy Application Date,” what will occur if the 6th or 20th of a month is not a Market Day.

RESPONSE: The Company notes that, for the purposes of the “Strategy Application Date” defined term, nothing changes if the Strategy Application Date is not a Market Day. Allocations and reallocations to Indexed Strategies will occur on Strategy Application Dates even if the markets are closed. The starting values for those strategies may be based on days other than the Strategy Application Date (see response to Comment 12 above), but that distinction is addressed in the “Index” defined term. As a result, the Company declines to expand the definition of “Strategy Application Date”.

Summary

15.	Disclose under Benefits—The Annuity Payout Benefit when Owners may elect to annuitize.

RESPONSE: The Company has made the requested revision.

16.	Please disclose in a footnote to the table of Indexed Strategies which of the Indexed Strategies are eligible for a Performance Lock.

RESPONSE: The Company has made the requested revision.

17.	Please address the following comments regarding the First Trust Barclays Edge Index:

a.

Supplementally inform us whether the Index and the methodology used to calculate the Index will be publicly available, all components of the Index will be actively traded, and the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing the Index. We may have further comments after you provide this information; and

Commissioners

April 21, 2023

RESPONSE: The Index will be publicly available on the Index sponsor’s website, www.ftindexingsolutions.com. The Index will have a publicly available Index Rulebook which reflects the methodology rules and outline for replication and calculation. All components within the underlying indexes are actively traded securities and the Index can be replicated by unaffiliated third parties.

b.

Under Risk Factors—Market Risk Related to Indexes—First Trust Barclays Edge Index, reconcile the second sentence of the paragraph which states that the Index is calculated assuming reinvestment of dividends (i.e., total return) with the third sentence of the paragraph and the Crediting Strategy Endorsement for the Strategy (filed as Exhibit 4(c)(6)) which each suggest that the Index return is a price return.

RESPONSE: The Company notes that the Index reflects the reinvestment of dividends, so the language contained in the second sentence is accurate. Revisions to the prospectus, including revisions to the cover page in response to Comment 6(a) above, have been made to make this clearer.

The third sentence of that section describes the notion that the performance of the Indexed Strategy is impacted by more than just the performance of the individual stocks and bonds included in the Index. This disclosure does not pertain to dividend reinvestment, so it has not been modified.

The Company also notes that the references to a lack of direct participation in equity or bond investments in the Crediting Strategy Endorsement do not imply that dividends are not reinvested. As a result, the disclosures in that endorsement have not been modified.

18.	[INTENTIONALLY LEFT BLANK]

19.

In the discussion Indexed Strategy Value Before End of Term, please disclose that if the Owner takes a withdrawal or Surrenders the Contract before the end of the Term for a Floor Strategy, Buffer Strategy, or Downside Participation Rate Strategy the loss on a Floor Strategy may exceed the Floor, a Buffer Strategy may not receive the benefit of the 10% Buffer, the loss on a Downside Participation Rate Strategy may exceed the Downside Participation Rate, and, that in extreme cases the loss for an Indexed Strategy could be 100%, meaning that the Owner would suffer a complete loss of their principal and any prior earnings.

Commissioners

April 21, 2023

RESPONSE: The Company made the requested revision.

20.	Please address the following comments under Performance Lock:

a.

Disclose that because a Performance Lock election is effective on the second Market Close after receipt of the Owner’s Request in Good Order, they will not be able to determine in advance the locked Daily Value Percentage that will be applicable to the Indexed Strategy at the time they make a Performance Lock election, and that the Daily Value Percentage may be higher or lower at the time the Performance Lock election goes effective than it was when they submitted the request; and

RESPONSE: The Company made the requested revision.

b.

Replace the reference to “Net Option Value, Amortized Option Cost, and Trading Costs” in the last sentence of the first paragraph with “Indexed Strategy value as increased or decreased by the Daily Value Percentage”. To assist with reader comprehension, throughout the prospectus, as practicable, please replace references to the components of the Daily Value Percentage (i.e., Net Option Value, Amortized Option Cost, and Trading Costs) affecting Strategy values with references to the Daily Value Percentage affecting Strategy values.

RESPONSE: The Company has modified the paragraph in question to synchronize it with similar changes made on the cover page.

21.

Under Performance Lock in this section and Indexed Strategy Value After Performance Lock Election later in the prospectus, please disclose how many days before the end of a Term a Performance Lock election must be made (e.g. your Request in Good Order must be received no later than Market Close X days before the end of the Term).

RESPONSE: The Company has made the requested revision.

22.	Per disclosure later in the prospectus, please add to the discussion under Declared Rate Strategy that the Declared Rate Strategy will always be available.

RESPONSE: The Company has made the requested revision.

23.	In the last paragraph under Strategy Renewals and Reallocations, please disclose the latest day by which the Company must receive a reallocation notice for a new Term.

RESPONSE: The Company has made the requested revision.

24.	Please disclose the following under Access to Your Money through Withdrawals:

a.	The priority of sources from which a withdrawal request will be fulfilled. You may instead provide a cross reference to the relevant discussion in the prospectus; and

RESPONSE: The Company has made the requested revision.

b.	The effect of a withdrawal on the Death Benefit and Return of Premium Guarantee.

Commissioners

April 21, 2023

RESPONSE: The Company has made the requested revision.

25.

Under Market Value Adjustment in this section and Risk Factors—Effect of Withdrawals, please disclose that the Market Value Adjustment may reduce Indexed Strategy values and may result in losses that exceeds the Floor or Downside Participation Rate or reduce the Buffer.

RESPONSE: The Company has made the requested revisions.

Risk Factors

26.

Under Loss of Principal Related to Indexed Strategies, please disclose that in extreme cases the loss for an Indexed Strategy could be 100%, meaning that the Owner would suffer a complete loss of principal and any prior earnings.

RESPONSE: The Company has made the requested revision.

27.

Please add the following statement to Limits on Strategy Value at End of Term: “any increase in the value of an Indexed Strategy at the end of a Term is based on the value of the underlying Index on the final Market Day of the Term.”

RESPONSE: The Company has made the requested revision.

28.

Please add the following statement to Limits on Strategy Value Before End of Term: “[t]he loss for an Indexed Strategy could be 100%, meaning that you would suffer a complete loss of your principal and any prior earnings.”

RESPONSE: The Company has made the requested revision.

29.	Under Effect of All Withdrawals, please address the following comments:

a.	In the first paragraph, add that a proportional reduction in the Return of Premium Guarantee could be larger than the dollar amount of the withdrawal; and

RESPONSE: The Company has made the requested revision.

b.	In the second paragraph, if accurate, add “reduction in” before the reference to Investment Base in the third sentence, and specify what “end-of-Term value” refers to in the fourth sentence.

RESPONSE: The Company has made the requested revisions.

30.

Under Replacement of an Index, please add the following disclosure to the end of the fifth sentence: “but with a modified start of Term value for the new Index. The modified start of Term value for the new index will reflect the rise or fall in the Index for the old Index from the start of the Term to the replacement date.”

Commissioners

April 21, 2023

RESPONSE: The Company has made the requested revisions.

31.	Please combine the risk disclosure under No Increases in Value After Performance Lock with that under Performance Lock Risk.

RESPONSE: The Company has made the requested revisions.

Indexed Strategies

32.

Under Considerations in Choosing an Indexed Strategy, if a Buffer Strategy, Floor Strategy, or Downside Participation Rate Strategy consistently has a higher Cap or Upside Participation Rate, please consider disclosing this in the discussion.

RESPONSE: The Company has not added such a disclosure, because it is not certain that any strategy type will consistently have a higher Cap or Upside Participation Rate than the other strategy type.

33.

In the penultimate bullet point in the last Example under Performance Lock, please remove the second sentence and explain how the Strategy value after the withdrawal is calculated (i.e., the Strategy value is the Investment Base after the withdrawal plus the increase for the locked Daily Value Percentage based on that Investment Base).

RESPONSE: The Company has made the requested revision.

34.	At the end of the second paragraph of the Performance Lock section, please indicate how Owners may access the Daily Value Percentages for the Indexed Strategies as of each Market Close.

RESPONSE: The Company has made the requested revisions.

Indexes

35.	Please move all Index-related risk factors discussed in this section to the Risk Factors section.

RESPONSE: The Company has made the requested revisions.

36.	In the principal risks of an investment in the SPDR Gold Shares ETF, please include reference to risks related to the investment’s ETF structure.

RESPONSE: The Company has made the requested revision.

37.	Please address the following comments regarding the First Trust Barclays Edge Index:

a.	Provide more detailed disclosure regarding the Index’s methodology;

RESPONSE: The Company has made the requested revisions.

b.	Add a brief discussion of the principal risks of the Index (per our prior comment, these should be included in Risk Factors—First Trust Barclays Edge Index); and

Commissioners

April 21, 2023

RESPONSE: The Company has made the requested revisions.

c.	Disclose whether the Index is a custom index, the Index has any performance history, and if the Company is the only user of the Index.

RESPONSE: The Company has made the requested revisions.

Caps, Floors, Buffers, and Participation Rates

38.

The disclosure states that “[t]he Caps and Upside Participation Rates for Contracts with larger Purchase Payments may be higher than the Caps and Upside Participation Rates for Contracts with smaller Purchase Payments.” Please disclose these breakpoints in the prospectus or disclose how investors may obtain this information.

RESPONSE: The Company has added disclosure regarding how investors may obtain this information.

Indexed Strategy Value Before End of Term

39.

In the column headings for the table under Daily Value Percentage Examples, please disclose what the percentage figures in the Option Price Assumptions table relate to. Please make corresponding changes to the column headings for the table under Performance Lock Examples.

RESPONSE: The Company has made the requested revisions.

Initial Strategy Selections

40.

The disclosure states “[w]e may establish minimum and maximum amounts or percentages that may be applied to a given Crediting Strategy for any future Term in our discretion.” Please disclose, if accurate, that the Company will not establish minimum and maximum amounts or percentages for the S&P 500 1-Year -10% Floor with Cap Indexed Strategy in the future, or supplementally explain why it would be appropriate to do so.

RESPONSE: The Company has made the requested revision.

Cash Benefit

41.

Please reconcile the second sentence under Effect of Withdrawals and the fourth sentence under Market Value Adjustment—Example for Withdrawal, with the statement earlier in the prospectus that “[w]hen you request a withdrawal, we will reduce the amount we pay you by the amount of the Market Value Adjustment.”

RESPONSE: The Company has made revisions throughout the prospectus to make clear that the Owner must instruct us whether to take the Market Value Adjustment out of the amount to be withdrawn or to take the Market Value Adjustment out as an additional withdrawal from the Contract. After making these revisions, the disclosures referenced in this comment are consistent.

Commissioners

April 21, 2023

Annuity Payout Benefit

42.	Please disclose in the second sentence of the section that once annuitization begins, the Crediting Strategies will no longer be available.

RESPONSE: The Company has made the requested revision.

43.

Under Form of Annuity Payout Benefit, please clarify that the Annuity Payout Benefit described in the first sentence of the subsection is the default if the Owner does not select a Payout Option. Please revise the subsection so that the discussion of Owner selected Payout Options precedes the discussion of the default option.

RESPONSE: The Company has made the requested revisions.

Death Benefit

44.

Under Form of Death Benefit, please clarify that the Death Benefit described in the first sentence of the subsection is the default if the Owner does not select a Payout Option. Please revise the subsection so that the discussion of Owner selected Payout Options precedes the discussion of the default option.

RESPONSE: The Company has made the requested revisions.

Payout Options

45.

The first paragraph states that the Company “will make payments in any other form of Payout Option that is acceptable to us at the time of any election.” As drafted, the disclosure may suggest that the Company may make payments in a form that is not the form that is elected by the Owner. Is the statement intended to convey that the Company may change the Payout Options available, and that an Owner must choose among the Payout Options available at the time of election? Please clarify the disclosure. Please also clarify in this paragraph whether the Payout Options described in this section will always be available.

RESPONSE: The Company has revised the quoted language to indicate that “We will make payments in any other form of Payout Option requested by you that is acceptable to us at the time of any election.” Immediately before that sentence, the Company has also added the following disclosure: “The standard Payout Options will always be available, subject to tax law limitations.”

Back cover page

46.	Please provide the information required by Regulation S-K, Item 502(b).

RESPONSE: The Company has made the requested revision.

Commissioners

April 21, 2023

COMMENTS RECEIVED MARCH 28, 2023

47.	Please confirm you intend to attach as exhibits to the final Pre-Effective Amendment all necessary consents of legal counsel and independent registration public accounting firms.

RESPONSE: The Company so confirms.

48.	Please add the following to the cover page: “The Cap for a Term will never be less than 1% and an Upside Participation Rate for a Term will never be less than 5%.”

RESPONSE: The Company has made the requested revision.

49.

On the cover page, in the second sentence of the paragraph beginning “An Indexed Strategy includes a risk…”, please modify the reference to “withdrawals before the end of a Term” to “withdrawals or surrenders before the end of the Term.”

RESPONSE: In response to the Staff’s request to shorten the cover page, the Company has removed this section from the cover page instead.

50.

On the cover page, please modify the fourth sentence of the paragraph of the Advisory Fees subsection, to say: “The reduction in the Death Benefit and Account Value could be significant and more than the dollar amount of the withdrawal.”

RESPONSE: The Company has not added “and Account Value” to that sentence, because withdrawals to pay an advisory fee are not subject to an MVA. The definition of “Market Value Adjustment” states that an MVA is an adjustment made to the value of an Indexed Strategy if a withdrawal is taken from an Indexed Strategy, but not for withdrawals to pay advisory fees. As a result, the reduction in the Account Value based on a withdrawal to pay advisory fees will not be more than the dollar amount of the withdrawal.

51.

On the cover page, please modify the last sentence before the asterisks to say: “All guarantees and obligations under the Contract are the obligations of MassMutual Ascend Life and are subject to the credit worthiness and claims-paying ability of MassMutual Ascend Life.”

RESPONSE: The Company has made the requested revision.

52.	Please remove the two bullet points and the subsequent sentence from the section of the cover page that appears between two lines of asterisks.

RESPONSE: The Company has moved those disclosures to the section immediately before the beginning of Section II.

53.

In the Indexed Strategy Value at End of Term subsection of the Summary section, the second sentence of the fourth bullet point states “For example, if the Buffer is 10% and the Index decreases for the Term by 15%, the Buffer limits the change in Strategy value for the Term to -5%.” Please explain why the phrase “change in Strategy value” near the end of that sentence is more appropriate than “decrease in Strategy value”, or change that phrase to “decrease in Strategy value”.

Commissioners

April 21, 2023

RESPONSE: The Company notes that a decrease of -5% is a double negative, so that phrasing could be read as an increase of 5%.

54.	In the Performance Lock subsection of the Summary section:

a.

The following sentence is included: “If you make a Performance Lock election for the S&P 500 6-Year 10% Buffer with Participation Rate Indexed Strategy before the sixth year of the Term, that Term will end on the next anniversary of the Term start date.” Please add an example to this disclosure; and

RESPONSE: The Company has made the requested revision.

b.	Please provide a cross-reference to the section of the prospectus that discusses how to select strategies for the next Term.

RESPONSE: The Company has made the requested revision.

55.	In the eighth sentence of the Right to Cancel subsection of the Summary, please clarify that changes in Indexed Strategy values are calculated using the Daily Value Percentage.

RESPONSE: The Company has made the requested revision.

56.

Please change the last sentence of the Timing and Effect of Withdrawals Before End of Term section to state: “Each withdrawal from an Indexed Strategy before the end of a Term, including withdrawals to pay advisory fees and Market Value Adjustments, withdrawals under an automated withdrawal program and withdrawals to satisfy a required distribution, will proportionally reduce the Investment Base.”

RESPONSE: The Company has made the requested revision.

57.	In the Performance Lock Risk section:

a.

The following sentence is included: “After a Performance Lock election, the Strategy value continues to be subject to the Market Value Adjustment that may apply on a withdrawal or Surrender, and the Market Value Adjustment that may apply on any given day will continue to vary.” Please change the underlined uses of the word “may” to “will”, or explain why “may” is more appropriate.

RESPONSE: The Company notes that “may” is more appropriate because Market Value Adjustments do not always apply to withdrawals or Surrenders. For example, an MVA does not apply to any withdrawals or Surrenders made after the first six Contract Years.

b.

The following sentence is included: “A Performance Lock election may mean that a subsequent rise in the Index will help offset a negative Market Value Adjustment.” Please remove it from this section, because it does not relate to a risk.

RESPONSE: The Company has made the requested revision.

58.

In the Considerations in Choosing an Indexed Strategy section, please revise the last sentence of the first paragraph to acknowledge that making a Performance Lock election in a multi-year Indexed Strategy allows a contractholder to exit a Strategy before the end of a Term, or explain why this addition is not appropriate.

Commissioners

April 21, 2023

RESPONSE: The Company notes that when a contractholder makes a Performance Lock election when more than a year remains in a Term, they have not exited a Strategy before the end of a Term. Their election will change the date on which when the Term ends. The Company has added disclosure to this section to make that point clearer.

59.

In the Performance Lock subsection of the Indexed Strategies section, please add references to the examples found in the Indexed Strategy Value After Performance Lock section and the Market Value Adjustment section.

RESPONSE: The Company has made the requested revisions.

60.	In the Maximum Loss Before the End of a Term section, please add discussion of how the Market Value Adjustment impacts the Maximum Loss.

RESPONSE: The Company has made the requested revision.

61.	In the Withdrawals subsection of the Cash Benefit section, please revise the last bullet point to say “starting with the Indexed Strategies having the shortest Term.”

RESPONSE: The Company notes that the process described in that section functions as written. In a situation where a contractholder has money allocated to each Indexed Strategy, a withdrawal would be taken proportionally from each strategy with a 1-year term until those strategies were drawn down to $0. After that, the remaining amounts would then be taken proportionally from the strategies that have the shortest Term of the strategies that have value remaining.

62.

In the second paragraph of the Annuity Payout Amount section, please explain that if your contract has Terms ending on different dates throughout a year, the Daily Value Percentage will always apply to a portion of their contract when they annuitize.

RESPONSE: The Company has made the requested revision.

COMMENTS RECEIVED APRIL 6, 2023:

63.

In the Index Summit 6 Pro prospectus, the phrase “calculated for a certain day” is used in multiple places. Please explain supplementally what this phrase means or revise the phrase to “calculated as of”.

RESPONSE: The Company has made the requested revisions.

64.

In two disclosures in the prospectus, Trading Costs are described as being “a percentage set by us by the last Market Close on or before that day.” Please either change “by the last Market Close” to “at the last Market Close”, or supplementally explain why the current phrasing is more accurate.

Commissioners

April 21, 2023

RESPONSE: The Company has made the requested revisions.

65.

Please disclose that a Performance Lock election can be made for any Term or Terms of the S&P 500 Indexed Strategies and the First Trust Barclays Edge Indexed Strategy, and that such an election can only be made once per Term.

RESPONSE: The Company has made the requested revisions in multiple sections that did not already include such information.

66.

In multiple disclosures throughout the prospectus, reference is made to the performance of an Index “over the Term” or “over a Term”. Please revise those phrases to “at the end of the Term” or “at the end of a Term”, or explain supplementally why the current phrasing is more accurate.

RESPONSE: The Company made edits to illustrate that the performance of an Indexed Strategy measured at the end of the Term is determined based on a change occurring between two points in time: the Index value at the start of a Term and the Index value at the end of a Term. Specifically, the Company replaced instances of the phrase “over a Term” or “over the Term” with the following parenthetical: “(measured from the start of the Term to the end of the Term)”.

67.

In the Summary – Indexed Strategies section, please disclose the Buffer, Floor, and Downside Participation Rate levels for currently offered Indexed Strategies, as well as the minimum Buffers, Floors, and Downside Participation Rates for Indexed Strategies that may be offered in the future.

RESPONSE: The Company has made the requested revisions.

68.	In the Summary – Indexed Strategy Value at End of Term section, please disclose the minimum Buffers, Floors, and Downside Participation Rates for Indexed Strategies that may be offered in the future.

RESPONSE: The Company has made the requested revisions.

69.

Change the last sentence of the Replacement of an Index section to: “As a result, funds allocated to an Indexed Strategy may earn a return that is lower than the return they would have earned or experience losses greater than the losses they would have experienced if there had been no replacement.”

Commissioners

April 21, 2023

RESPONSE: The Company has made the requested revision.

70.	Change the last sentence of the Market Risk Related to Option Prices section to: “This risk applies only if you take a withdrawal or surrender your Contract before the end of a Term.”

RESPONSE: The Company has made the requested revision.

71.

Change the first sentence of the second paragraph of the Indexed Strategies section to: “Unless you have made a Performance Lock election, any increase in the value of an Indexed Strategy at the end of a Term is determined based on the rise in the applicable Index since the start of that Term and the Cap for that Term.”

RESPONSE: The Company has made the requested revision.

72.

Change the first sentence of the third paragraph of the Indexed Strategies section to: “Unless you have made a Performance Lock election, any increase or decrease in the value of an Indexed Strategy before the end of a Term is based on the calculated price of hypothetical options related to the possible future change in the applicable Index over the Term, the initial cost of those options, and the trading cost related to those options.”

RESPONSE: The Company has made the requested revision.

73.	Change the disclosure of the first assumption in the first example in the Index Replacement section to: “(1) you allocate $50,000 to an Indexed Strategy with a cap of 8%;”

RESPONSE: The Company has made the requested revision.

74.	Please add an example to the Index Replacement section, illustrating an index replacement when the index has fallen at the time of its replacement.

RESPONSE: The Company has made the requested revision.

75.

In the Declared Rate Strategy section, the following sentence is included: “The fixed interest rate varies from Term to Term, but will never be less than the guaranteed minimum interest rate set out in the Declared Rate Strategy endorsement included in your Contract. The guaranteed minimum interest will be at least equal to the minimum interest rate required for fixed annuity contracts by state Standard Nonforfeiture Law that is in effect on the date that the Contract is issued.” In the prospectus that went effective in July 2022, this section instead said: “The fixed interest rate varies from Term to Term, but will never be less than 1%.” Please revert to the previous language or apply the previous disclosure only to contracts sold before May 1, 2023.

RESPONSE: The Company made revisions to apply the previous disclosure only to contracts issued before May 1, 2023.

Commissioners

April 21, 2023

COMMENTS RECEIVED APRIL 13, 2023:

76.

In the Strategy Selections at Term End – Unavailable Strategies section, please add the following: “The S&P 500 1-Year -10% Floor with Cap Indexed Strategy will always be available. At the end of a Term, we may stop offering any other Indexed Strategy.”

RESPONSE: The Company has made the requested revision.

77.	On the facing page, please display all of the disclosures found on the facing page in Form S-1, even if they are not applicable to this filing.

RESPONSE: The Company has made the requested revisions.

78.	In the Experts section of the prospectus, add disclosure regarding financial statements for periods ending December 31, 2021.

RESPONSE: The Company has made the requested revision.

79.	Please confirm that the Powers of Attorney used for Pre-Effective Amendment No. 1 will identify the name of the Contract.

RESPONSE: The Company so confirms.

80.

If an exhibit will be filed this year regarding a change in certifying accountants, please confirm that Section II of the registration statement will also include disclosures required under Item 304 of Reg S-K.

RESPONSE: The Company so confirms.

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

If you have any questions regarding the Company responses, please contact the undersigned at 513.361.9401 or at jdomaschko@mmascend.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
MassMutual Ascend Life Insurance Company

cc:	John V. Domaschko, MassMutual Ascend Life Insurance Company

John P. Gruber, MassMutual Ascend Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP